Exhibit 99.1

Ecopetrol announces dates for the Colombian ex-dividend period

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) ) informs that according to the regulation of the Colombia Securities Exchange, the Colombian ex-dividend period for Ecopetrol’s shares begins on April 17, 2019.

The ex-dividend period corresponds to the first business day for the dividend payment (April 25, 2019) and the four (4) trading days immediately prior to that date. Therefore, those persons who buy stock during this period will not be entitled to receive dividends on the relevant dividend payment date.

As approved by the Company’s General Shareholders’ Meeting held on March 29, 2019, the dividend for minority shareholders will be paid April 25, 2019, in a single installment.

Furthermore, the majority shareholder will be paid in three equal installments, on April 25, 2019, June 25, 2019 and September 25, 2019, as resolved by the Company’s General Shareholders’ Meeting. The information on the equal payment amounts for the Nation’s dividend updates the information presented on page 126 of the Company’s annual report on form 20-F for the year ended December 31, 2018 filed with the United States Securities and Exchange Commission on April 5, 2019.

Bogotá D.C., April 12, 2019

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information, please contact:

Head of Capital Markets

María Catalina Escobar

Phone: (+571) 234 5190

E-mail: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Phone: (+ 571) 234 4329

E-mail: mauricio.tellez@ecopetrol.com.co